Exhibit 99.1

LexinFintech Holdings Ltd. Reports Fourth Quarter and Full Year 2022

Unaudited Financial Results

SHENZHEN, China, March 13, 2023 (GLOBE NEWSWIRE) -- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading technology-empowered personal financial service enabler in China, today announced its unaudited financial results for the quarter ended December 31, 2022.

"Total loan origination for the fourth quarter of 2022 was well in line with the high end of our initial expectations of over RMB56.1 billion, representing a year-over-year growth of 28.8%. Moreover, our total outstanding loan balance was over RMB99.6 billion, an increase of 15.9% year-over-year," said Jay Wenjie Xiao, chairman and chief executive officer of Lexin. "2022 was indeed an eventful year with various internal and external challenges, and yet we managed to deliver very solid results. Throughout the year, we maintained the trajectory of a V-shaped recovery in our overall performance."

"In the past year, in addition to our commitment to continuous technological innovation and optimizing operational efficiency, we have also made noteworthy progress in both our risk management capabilities and our regulatory compliance. Our overall core competencies have been notably upgraded. Looking ahead, we are confident in the resilience of China's economic and consumption recovery and believe that Lexin is better positioned at present than ever to navigate through the uncertainties and utilize the opportunities given to us to pursue greater and more reliable growth in a continued and sustainable manner." Mr. Xiao continued.

"We ended the 2022 financial year with solid fourth-quarter results, demonstrating the continued turnaround of our business despite the challenging business environment throughout the year." said Mr. James Zheng, chief financial officer of Lexin, "Total operating revenue for the fourth quarter was RMB3.1 billion, an increase of 38.7% year-over-year, and 13.4% quarter-on-quarter, and our net profit also continued to improve for the third consecutive quarter, reaching approximately RMB301 million, an increase of 17.9% year-over-year and 9.3% quarter-on-quarter. In addition, we were encouraged by improvements in other metrics such as a higher take-rate, as well as continued reductions in operating expenses, funding costs and APRs in compliance with the regulator’s guidance."

"Going forward, while we see signs of improving growth and recovery in the macro-economy, as well as a more stable regulatory environment, we would also like to reiterate our strong commitment to generating sustainable long-term profits by continuously focusing on upgrading our risk management capability, improving our business model, optimizing our operational efficiency, improving our customer acquisition, and continuing our cost reduction initiatives." said Mr. Zheng.

Fourth Quarter and Full Year 2022 Operational Highlights:

•
Total number of registered users reached 189 million as of December 31, 2022, representing an increase of 14.3% from 165 million as of December 31, 2021, and users with credit lines reached 40.0 million as of December 31, 2022, up by 8.5% from 36.9 million as of December 31, 2021.
•
As of December 31, 2022, we cumulatively originated RMB863 billion in loans, an increase of 30.9% from RMB659 billion a year ago.

User Base

•
Number of active users1 who used our loan products in the fourth quarter of 2022 was 5.3 million, representing a decrease of 15.3% from 6.3 million in the fourth quarter of 2021. Number of active users1 who used our loan products in 2022 was 9.7 million, representing a decrease of 31.6% from 14.2 million in 2021.
•
Number of new active users who used our loan products in the fourth quarter of 2022 was 0.4 million, representing a decrease of 56.6% from 0.9 million in the fourth quarter of 2021. Number of new active users who used our loan products in 2022 was 2.4 million, representing a decrease of 59.1% from 5.9 million in 2021.

Loan Facilitation Business

•
Total loan originations2 in the fourth quarter of 2022 was RMB56.1 billion, an increase of 28.8% from RMB43.6 billion in the fourth quarter of 2021. Total loan originations2 in 2022 was RMB205 billion, a decrease of 4.3% from RMB214 billion in 2021.
•
Total outstanding principal balance of loans2 reached RMB99.6 billion as of December 31, 2022, representing an increase of 15.9% from RMB85.9 billion as of December 31, 2021.
•
Loan originations for small and micro business owners was RMB5.0 billion, for the fourth quarter, bringing the total number for 2022 to RMB20.1 billion.
•
Total number of orders placed on our platform in the fourth quarter of 2022 was 28.2 million, representing a decrease of 15.7% from 33.4 million in the fourth quarter of 2021. Number of orders placed on our platform in 2022 was 128 million, representing a decrease of 47.1% from 242 million in 2021.

Credit Performance

•
90 day+ delinquency ratio was 2.53% as of December 31, 2022, as compared with 2.66% as of September 30, 2022.
•
30 day+ delinquency ratio was 4.62% as of December 31, 2022, as compared with 4.61% as of September 30, 2022.
•
First payment default rate (30 day+) for new loan originations was below 1% as of December 31, 2022.

Tech-empowerment Service

•
For the fourth quarter of 2022, we served over 105 business customers with our tech-empowerment service. For full year 2022, we served over 145 business customers with our tech-empowerment service.
•
In the fourth quarter of 2022, the business customer retention rate3 of our tech-empowerment service was over 85%.

Installment E-commerce Platform Service

•
GMV4 in the fourth quarter of 2022 for our installment e-commerce platform service was RMB1,393 million, representing an increase of 40.2% from RMB993 million in the fourth quarter of 2021. Total GMV4 for 2022 was RMB4,390 million, representing an increase of 27.1% from RMB3,454 million in 2021.
•
In the fourth quarter of 2022, our installment e-commerce platform service served over 393,000 users and 2,500 merchants. In 2022, our installment e-commerce platform service served over 1,089,000 users and 4,700 merchants.

Other Operational Highlights

•
The weighted average tenor of loans originated on our platform in the fourth quarter of 2022 was approximately 13.9 months, as compared with 10.3 months in the fourth quarter of 2021. The nominal APR5 was 15.7% for the fourth quarter of 2022, as compared with 12.4% in the fourth quarter of 2021.
•
In 2022, the weighted average tenor of loans originated on our platform was approximately 13.1 months, as compared with 11.2 months in 2021. The nominal APR5 was 15.1% for 2022, as compared with 14.5% for 2021.

Fourth Quarter 2022 Financial Highlights:

•
Total operating revenue was RMB3,050 million, representing an increase of 38.7% from the fourth quarter of 2021.
•
Credit facilitation service income was RMB1,964 million, representing an increase of 71.4% from the fourth quarter of 2021. Tech-empowerment service income was RMB413 million, representing a decrease of 34.6% from the fourth quarter of 2021. Installment e-commerce platform service income was RMB674 million, representing an increase of 59.3% from the fourth quarter of 2021.
•
Net income attributable to ordinary shareholders of the Company was RMB301 million, representing an increase of 17.7% from the fourth quarter of 2021. Net income per ADS attributable to ordinary shareholders of the Company was RMB1.68 on a fully diluted basis.
•
Adjusted net income attributable to ordinary shareholders of the Company6 was RMB390 million, representing an increase of 23.7% from the fourth quarter of 2021. Adjusted net income per ADS attributable to ordinary shareholders of the Company6 was RMB2.09 on a fully diluted basis.

Full Year 2022 Financial Highlights:

•
Total operating revenue was RMB9,866 million, representing a decrease of 13.3% from 2021.
•
Credit facilitation service income was RMB5,964 million, representing a decrease of 14.3% from 2021. Tech-empowerment service income was RMB1,846 million, representing a decrease of 33.2% from 2021. Installment e-commerce platform service income was RMB2,056 million, representing an increase of 23.7% from 2021.
•
Net income attributable to ordinary shareholders of the Company was RMB820 million, representing a decrease of 64.9% from 2021. Net income per ADS attributable to ordinary shareholders of the Company was RMB4.41 on a fully diluted basis.
•
Adjusted net income attributable to ordinary shareholders of the Company6 was RMB1,058 million, representing a decrease of 59.0% from 2021. Adjusted net income per ADS attributable to ordinary shareholders of the Company6 was RMB5.39 on a fully diluted basis.

__________________________

1.
Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using the credit line granted by us.
2.
Originations of loans and outstanding principal balance represent the origination and outstanding principal balance of both on- and off-balance sheet loans.
3.
Customer retention rate refers to the number of financial institution customers and partners who repurchase our service in the current quarter as a percentage of the total number of financial institution customers and partners in the preceding quarter.
4.
GMV refers to the total value of transactions completed for products purchased on our e-commerce and Maiya channel, net of returns.
5.
Nominal APR refers to all-in interest costs and fees to the borrower over the net proceeds received by the borrower as a percentage of the total loan originations of both on- and off-balance sheet loans.
6.
Adjusted net income attributable to ordinary shareholders of the Company, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Fourth Quarter 2022 Financial Results:

Operating revenue increased by 38.7% from RMB2,199 million in the fourth quarter of 2021 to RMB3,050 million in the fourth quarter of 2022.

Credit facilitation service income increased by 71.4% from RMB1,145 million in the fourth quarter of 2021 to RMB1,964 million in the fourth quarter of 2022. The increase was driven by increases in loan facilitation and servicing fees-credit oriented, financing income and guarantee income.

Loan facilitation and servicing fees-credit oriented increased by 40.1% from RMB606 million in the fourth quarter of 2021 to RMB849 million in the fourth quarter of 2022. The increase was primarily due to the significant increase in off-balance sheet loans originated under the credit-oriented model.

Guarantee income increased by 190.8% from RMB172 million in the fourth quarter of 2021 to RMB500 million in the fourth quarter of 2022. The increase was primarily driven by the increase in loan originations and the increase of outstanding balances in the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Financing income increased by 67.3% from RMB367 million in the fourth quarter of 2021 to RMB615 million in the fourth quarter of 2022. The increase was primarily driven by the increase in the origination of on-balance sheet loans in the fourth quarter of 2022.

Tech-empowerment service income decreased by 34.6% from RMB631 million in the fourth quarter of 2021 to RMB413 million in the fourth quarter of 2022. The decrease was primarily due to the decrease of loan facilitation volume through the profit-sharing model within tech-empowerment service in the fourth quarter of 2022.

Installment e-commerce platform service income increased by 59.3% from RMB423 million in the fourth quarter of 2021 to RMB674 million in the fourth quarter of 2022. The increase was primarily driven by the increase in transaction volume in the fourth quarter of 2022.

Cost of sales increased by 41.9% from RMB463 million in the fourth quarter of 2021 to RMB657 million in the fourth quarter of 2022, which was consistent with the increase in installment e-commerce platform service income.

Funding cost increased by 49.0% from RMB98.2 million in the fourth quarter of 2021 to RMB146 million in the fourth quarter of 2022, which was consistent with the increase in funding debts to fund the on-balance sheet loans.

Processing and servicing costs was RMB467 million in the fourth quarter of 2022, as compared with RMB469 million in the fourth quarter of 2021.

Provision for financing receivables was a loss of RMB147 million for the fourth quarter of 2022, as compared with a reversal of RMB98.9 million for the fourth quarter of 2021. The credit losses reflect the most recent performance in relation to the Company’s on-balance sheet loans and the Company's continued implementation of prudent credit assessment and risk management policies and procedures.

Provision for contract assets and receivables was RMB131 million in the fourth quarter of 2022, as compared to RMB44.6 million in the fourth quarter of 2021. The increase was primarily due to the significant increase in loan facilitations and servicing fees in the fourth quarter of 2022.

Provision for contingent guarantee liabilities was RMB459 million in the fourth quarter of 2022, as compared to RMB11.8 million in the fourth quarter of 2021. The increase was primarily due to the increase in loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Gross profit decreased by 13.9% from RMB1,212 million in the fourth quarter of 2021 to RMB1,043 million in the fourth quarter of 2022.

Sales and marketing expenses increased by 29.1% from RMB328 million in the fourth quarter of 2021 to RMB423 million in the fourth quarter of 2022. This increase was primarily due to an increase in online advertising costs.

Research and development expenses decreased by 17.1% from RMB164 million in the fourth quarter of 2021 to RMB136 million in the fourth quarter of 2022, as a result of the Company’s improved efficiency.

General and administrative expenses decreased by 17.9% from RMB118 million in the fourth quarter of 2021 to RMB97.1 million in the fourth quarter of 2022, as a result of the Company’s expense control measures.

Change in fair value of financial guarantee derivatives and loans at fair value was a gain of RMB33.2 million in the fourth quarter of 2022, as compared to a loss of RMB341 million in the fourth quarter of 2021. The change in fair value was primarily driven by the fair value gains realized as a result of the release of guarantee obligation, along with the re-measurement of the expected loss rates and changes in the balances of the underlying outstanding off-balance sheet loans as of December 31, 2022.

Income tax expense increased by 53.5% from RMB47.1 million in the fourth quarter of 2021 to RMB72.3 million in the fourth quarter of 2022. The increase in income tax expense was consistent with the increase in the taxable income in the fourth quarter of 2022.

Net income increased by 17.9% from RMB256 million in the fourth quarter of 2021 to RMB301 million in fourth quarter of 2022.

Full Year 2022 Financial Results:

Operating revenue decreased by 13.3% from RMB11,381 million in 2021 to RMB9,866 million in 2022.

Credit facilitation service income decreased by 14.3% from RMB6,956 million in 2021 to RMB5,964 million in 2022. The decrease was primarily due to the decrease in loan facilitation and servicing fees-credit oriented and partially offset by the increase in financing income and guarantee income.

Loan facilitation and servicing fees-credit oriented decreased by 44.1% from RMB4,448 million in 2021 to RMB2,487 million in 2022. The decrease was primarily due to the increase of guarantee obligation, which resulted in the decrease in considerations for revenue recognition.

Guarantee income increased by 87.6% from RMB775 million in 2021 to RMB1,453 million in 2022. The increase was primarily driven by the increase in loan origination and the increase in outstanding balances of off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Financing income increased by 16.8% from RMB1,733 million in 2021 to RMB2,024 million in 2022. The increase was primarily driven by the increase in the origination of on-balance sheet loans in 2022.

Tech-empowerment service income decreased by 33.2% from RMB2,763 million in 2021 to RMB1,846 million in 2022. The decrease was primarily due to the decrease of loan facilitation volume through the profit-sharing model within tech-empowerment service in 2022.

Installment e-commerce platform service income increased by 23.7% from RMB1,662 million in 2021 to RMB2,056 million in 2022. The increase was primarily driven by the increase in transaction volume in 2022.

Cost of sales increased by 17.4% from RMB1,760 million in 2021 to RMB2,067 million in 2022, which was consistent with the increase of installment e-commerce platform service income.

Funding cost increased by 13.2% from RMB458 million in 2021 to RMB518 million in 2022, which was consistent with the increase in funding debts to fund the on-balance sheet loans.

Processing and servicing costs was RMB1,875 million in 2022, as compared with RMB1,859 million in 2021.

Provision for financing receivables increased by 9.1% from RMB401 million in 2021 to RMB437 million in 2022. The credit losses reflect the most recent performance in relation to the Company’s on-balance sheet loans, and the Company's continued implementation of prudent credit assessment, and risk management policies and procedures.

Provision for contract assets and receivables decreased by 12.4% from RMB531 million in 2021 to RMB465 million in 2022. The decrease was primarily driven by the decrease in loan facilitations and servicing fees in 2022.

Provision for contingent guarantee liabilities was RMB1,468 million in 2022, as compared to RMB622 million in 2021. The increase was primarily due to the increase in loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Gross profit decreased by 47.2% from RMB5,749 million in 2021 to RMB3,035 million in 2022.

Sales and marketing expenses was RMB1,685 million in 2022, as compared with RMB1,659 million in 2021.

Research and development expenses increased by 6.2% from RMB549 million in 2021 to RMB583 million in 2022. This increase was primarily due to an increase in salaries and personnel related costs.

General and administrative expenses decreased by 8.3% from RMB471 million in 2021 to RMB432 million in 2022, as a result of the Company’s expense control measures.

Change in fair value of financial guarantee derivatives and loans at fair value was a gain of RMB722 million in 2022, as compared to a loss of RMB347 million in 2021. The change in fair value was primarily driven by the fair value gains realized as a result of the release of guarantee obligation, along with the re-measurement of the expected loss rates and changes in the balances of the underlying outstanding off-balance sheet loans as of December 31, 2022.

Income tax expense decreased by 53.5% from RMB435 million in 2021 to RMB203 million in 2022. The decrease in income tax expense was consistent with the decrease in taxable income in 2022.

Net income decreased by 64.6% from RMB2,334 million in 2021 to RMB826 million in 2022.

Recent Developments

Update on Share Repurchase Program

On March 16, 2022, the Company’s board of directors authorized a share repurchase program under which the Company could repurchase up to an aggregate of US$50 million of its shares/ADSs over the next twelve months. As of December 31, 2022, the Company had repurchased approximately 22 million ADSs for approximately US$48 million under this repurchase program, in aggregate.

On November 17, 2022, the Company’s board of directors authorized a new share repurchase program under which the Company could purchase up to an aggregate of US$20 million of its shares/ADSs over the next twelve months.

Amendment of 2019 PAG Convertible Notes

On March 13, 2023, the Company entered into an amendment agreement with PAGAC Lemongrass Holding I Limited (the “Holder”) regarding previous documents governing the convertible notes in an aggregate principal amount of US$300 million sold to the Holder in September 2019 (the “Notes”). The Notes shall be paid in full by April 2024 in 14 monthly installments. The agreement has replaced the Holder’s right to require the Company to repurchase for cash all or any portion of the Notes in September 2023. The Notes remain convertible into fully paid Class A ordinary shares of the Company or ADSs at a conversion price of US$14 per ADS at the Holder’s option.

Outlook

Based on the Company’s preliminary assessment of the current market conditions, total loan originations for the first quarter of the fiscal year 2023 are expected to be around RMB60 billion, representing an increase of approximately 39% on a year-over-year basis.

These estimates reflect the Company's current expectation, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:30 PM U.S. Eastern time on March 13, 2023 (9:30 AM Beijing/Hong Kong time on March 14, 2023).

Participants who wish to join the conference call should register online at:

https://register.vevent.com/register/BIb5710f11eb26471b8fee5b57b3ad5060

Once registration is completed, each participant will receive the dial-in number and a unique access PIN for the conference call.

Participants joining the conference call should dial in at least 10 minutes before the scheduled start time.

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.lexin.com.

About LexinFintech Holdings Ltd.

We are a leading credit technology-empowered personal financial service enabler. Our mission is to use technology and risk management expertise to make financing more accessible for young generation consumers. We strive to achieve this mission by connecting consumers with financial institutions, where we facilitate through a unique model that includes online and offline channels, installment consumption platform, big data and AI driven credit risk management capabilities, as well as smart user and loan management systems. We also empower financial institutions by providing cutting-edge proprietary technology solutions to meet their needs of financial digital transformation.

For more information, please visit http://ir.lexin.com.

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income attributable to ordinary shareholders of the Company, non-GAAP EBIT, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income attributable to ordinary shareholders of the Company as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses, interest expense associated with convertible notes, and investment loss and we define non-GAAP EBIT as net income excluding income tax expense, share-based compensation expenses, interest expense, net, and investment loss.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Adjusted net income attributable to ordinary shareholders of the Company enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, and investment loss. Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense, share-based compensation expenses, interest expense, net, and investment loss. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense, interest expense, net, and investment loss have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling each of the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Jamie Wang

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: jamiewang@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands)	December 31, 2021	December 31, 2022
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	2,664,132	1,494,150	216,631
Restricted cash	1,305,435	1,267,512	183,772
Restricted term deposit and short-term investments	1,745,898	1,331,858	193,101
Short-term financing receivables, net(1)(2)	3,826,488	6,397,920	927,611
Short-term contract assets and receivables, net(1)(2)	4,486,649	3,894,175	564,602
Deposits to insurance companies and guarantee companies	1,378,489	2,249,022	326,078
Prepayments and other current assets(2)	1,194,120	1,086,952	157,593
Amounts due from related parties	6,337	6,602	957
Inventories, net	47,816	53,917	7,817
Total Current Assets	16,655,364	17,782,108	2,578,162
Non-current Assets
Restricted cash	149,247	168,521	24,433
Long-term financing receivables, net(1)	241,127	460,325	66,741
Long-term contract assets and receivables, net(1)(2)	346,234	605,051	87,724
Property, equipment and software, net	195,330	284,593	41,262
Land use rights, net	966,067	931,667	135,079
Long‑term investments	469,064	348,376	50,510
Deferred tax assets	1,176,878	1,141,761	165,540
Other assets	826,883	1,048,301	151,989
Total Non-current Assets	4,370,830	4,988,595	723,278
TOTAL ASSETS	21,026,194	22,770,703	3,301,440

LIABILITIES
Current liabilities
Accounts payable	15,705	25,970	3,765
Amounts due to related parties	23,102	4,669	677
Short‑term borrowings	1,799,741	1,168,046	169,351
Short‑term funding debts	3,101,381	4,385,253	635,802
Deferred guarantee income	419,843	894,858	129,742
Contingent guarantee liabilities	928,840	882,107	127,893
Accruals and other current liabilities(2)	3,898,508	3,057,469	443,291
Convertible notes	-	2,063,545	299,186
Total Current Liabilities	10,187,120	12,481,917	1,809,707
Non-current Liabilities
Long-term borrowings	-	150,430	21,810
Long‑term funding debts	696,852	1,334,105	193,427
Deferred tax liabilities	54,335	52,559	7,620
Convertible notes	1,882,689	-	-
Other long-term liabilities	137,389	102,941	14,925
Total Non-current Liabilities	2,771,265	1,640,035	237,782
TOTAL LIABILITIES	12,958,385	14,121,952	2,047,489
Shareholders’ equity:
Class A Ordinary Shares	180	191	29
Class B Ordinary Shares	57	47	8
Treasury stock	-	(328,764)	(47,666)
Additional paid-in capital	2,918,993	3,081,254	446,740
Statutory reserves	901,322	1,022,592	148,262
Accumulated other comprehensive loss/(income)	11,273	(20,842)	(3,022)
Retained earnings	4,195,791	4,894,273	709,600
Non-controlling interests	40,193	-	-
Total shareholders’ equity	8,067,809	8,648,751	1,253,951
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	21,026,194	22,770,703	3,301,440

__________________________

(1) Short-term financing receivables, net of allowance for credit losses of RMB308,708 and RMB184,187 as of December 31, 2021 and December 31, 2022, respectively

Short-term contract assets and receivables, net of allowance for credit losses of RMB208,267 and RMB216,850 as of December 31, 2021 and December 31, 2022, respectively

Long-term financing receivables, net of allowance for credit losses of RMB19,523 and RMB13,220 as of December 31, 2021 and December 31, 2022, respectively

Long-term contract assets and receivables, net of allowance for credit losses of RMB39,034 and RMB52,742 as of December 31, 2021 and December 31, 2022, respectively

(2) Starting from the fourth quarter of 2022, we updated the presentation of our Condensed Consolidated Balance Sheets, to provide more relevant and clear information. We also revised the presentation in comparative periods to conform to the current classification.

Accrued interest receivable is included in Short-term financing receivables.

Guarantee receivables and Contract assets and service fees receivable are combined as Contract assets and receivables.

Prepaid expenses and other current assets and Loan at fair value are combined as Prepayments and other current assets.

Accrued interest payable and Accrued expenses and other current liabilities are combined as Accruals and other current liabilities.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended December 31,			For the Year Ended December 31,
(In thousands, except for share and per share data)	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Credit facilitation service income(3)	1,145,307	1,963,503	284,681	6,955,810	5,963,803	864,670
Loan facilitation and servicing fees-credit oriented	606,029	849,240	123,128	4,448,344	2,486,527	360,513
Guarantee income	171,848	499,662	72,444	774,544	1,453,180	210,691
Financing income(3)	367,430	614,601	89,109	1,732,922	2,024,096	293,466
Tech-empowerment service income(3)	630,924	412,769	59,846	2,762,995	1,845,943	267,637
Installment e-commerce platform service income(3)	422,980	673,994	97,720	1,661,720	2,056,065	298,101
Total operating revenue	2,199,211	3,050,266	442,247	11,380,525	9,865,811	1,430,408
Operating cost
Cost of sales	(462,523)	(656,539)	(95,189)	(1,759,956)	(2,066,804)	(299,658)
Funding cost	(98,222)	(146,375)	(21,222)	(457,615)	(518,069)	(75,113)
Processing and servicing cost	(468,657)	(466,935)	(67,699)	(1,858,901)	(1,875,292)	(271,892)
Provision for financing receivables	98,873	(146,515)	(21,243)	(401,104)	(437,477)	(63,428)
Provision for contract assets and receivables	(44,644)	(131,292)	(19,036)	(531,237)	(465,188)	(67,446)
Provision for contingent guarantee liabilities	(11,780)	(459,252)	(66,585)	(622,438)	(1,468,265)	(212,878)
Total operating cost	(986,953)	(2,006,908)	(290,974)	(5,631,251)	(6,831,095)	(990,415)
Gross profit	1,212,258	1,043,358	151,273	5,749,274	3,034,716	439,993
Operating expenses：
Sales and marketing expenses	(327,652)	(422,997)	(61,329)	(1,658,904)	(1,685,438)	(244,366)
Research and development expenses	(163,636)	(135,665)	(19,670)	(549,286)	(583,260)	(84,565)
General and administrative expenses	(118,248)	(97,058)	(14,072)	(470,661)	(431,571)	(62,572)
Total operating expenses	(609,536)	(655,720)	(95,071)	(2,678,851)	(2,700,269)	(391,503)
Change in fair value of financial guarantee derivatives and loans at fair value	(340,728)	33,185	4,811	(347,084)	722,381	104,735
Interest expense, net	(12,752)	(8,187)	(1,187)	(63,125)	(55,636)	(8,066)
Investment loss	(107)	(38,423)	(5,571)	(4,160)	(33,944)	(4,921)
Other, net	53,591	(608)	(88)	113,480	61,321	8,891
Income before income tax expense	302,726	373,605	54,167	2,769,534	1,028,569	149,129
Income tax expense	(47,115)	(72,302)	(10,483)	(435,418)	(202,640)	(29,380)
Net income	255,611	301,303	43,684	2,334,116	825,929	119,749
Less: net (loss)/income attributable to non-controlling interests	(423)	(113)	(16)	193	6,177	896
Net income attributable to ordinary shareholders of the Company	256,034	301,416	43,700	2,333,923	819,752	118,853

Net income per ordinary share attributable to ordinary shareholders of the Company
Basic	0.69	0.92	0.13	6.33	2.36	0.34
Diluted	0.65	0.84	0.12	5.73	2.21	0.32

Net income per ADS attributable to ordinary shareholders of the Company
Basic	1.39	1.84	0.27	12.67	4.71	0.68
Diluted	1.29	1.68	0.24	11.46	4.41	0.64

Weighted average ordinary shares outstanding
Basic	369,328,311	328,034,709	328,034,709	368,460,867	348,048,245	348,048,245
Diluted	414,080,634	372,659,684	372,659,684	414,992,716	392,756,821	392,756,821

__________________________

(3) Starting from the fourth quarter of 2022, we updated the descriptions of three categories of our revenue streams as Credit facilitation service income, Tech-empowerment service income, and Installment e-commerce platform service income, to provide more relevant and clear information. We also revised the revenue presentation in comparative periods to conform to the current classification.

Credit facilitation service income was previously reported as “Credit-Driven Platform Services” before the change of presentation.

Financing income was previously reported as “Interest and financial services income and other revenues” before the change of presentation.

Tech-empowerment service income was previously reported as “Technology-Driven Platform Services” before the change of presentation.

Installment e-commerce platform service income was previously reported as “New consumption-driven, location-based services” before the change of presentation.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended December 31,			For the Year Ended December 31,
(In thousands)	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net income	255,611	301,303	43,684	2,334,116	825,929	119,749
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	5,668	12,662	1,836	7,965	(32,115)	(4,656)
Total comprehensive income	261,279	313,965	45,520	2,342,081	793,814	115,093
Less: net (loss)/income attributable to non-controlling interests	(423)	(113)	(16)	193	6,177	896
Total comprehensive income attributable to ordinary shareholders of the Company	261,702	314,078	45,536	2,341,888	787,637	114,197

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended September 30,			For the Year Ended December 31,
(In thousands, except for share and per share data)	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted net income attributable to ordinary shareholders of the Company to Net income attributable to ordinary shareholders of the Company
Net income attributable to ordinary shareholders of the Company	256,034	301,416	43,700	2,333,923	819,752	118,853
Add: Share-based compensation expenses	48,039	36,539	5,298	187,884	156,320	22,664
Interest expense associated with convertible notes	11,190	12,449	1,805	44,865	46,903	6,800
Investment loss	107	38,423	5,571	4,160	33,944	4,921
Tax effects on Non-GAAP adjustments (4)	-	1,231	178	7,151	1,231	178
Adjusted net income attributable to ordinary shareholders of the Company	315,370	390,058	56,552	2,577,983	1,058,150	153,416

Adjusted net income per ordinary share attributable to ordinary shareholders of the Company
Basic	0.85	1.19	0.17	7.00	3.04	0.44
Diluted	0.76	1.05	0.15	6.21	2.69	0.39

Adjusted net income per ADS attributable to ordinary shareholders of the Company
Basic	1.71	2.38	0.34	13.99	6.08	0.88
Diluted	1.52	2.09	0.30	12.42	5.39	0.78

Weighted average number of ordinary shares outstanding attributable to ordinary shareholders of the Company
Basic	369,328,311	328,034,709	328,034,709	368,460,867	348,048,245	348,048,245
Diluted	414,080,634	372,659,684	372,659,684	414,992,716	392,756,821	392,756,821

__________________________

(4) To exclude the tax effects related to the investment loss

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended December 31,			For the Year Ended December 31,
(In thousands)	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net income
Net income	255,611	301,303	43,684	2,334,116	825,929	119,749
Add: Income tax expense	47,115	72,302	10,483	435,418	202,640	29,380
Share-based compensation expenses	48,039	36,539	5,298	187,884	156,320	22,664
Interest expense, net	12,752	8,187	1,187	63,125	55,636	8,066
Investment loss	107	38,423	5,571	4,160	33,944	4,921
Non-GAAP EBIT	363,624	456,754	66,223	3,024,703	1,274,469	184,780

Additional Credit Information

Vintage Charge Off Curve

Dpd30+/GMV by Performance Windows

First Payment Default 30+

3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
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